Exhibit 99.1

e.GO Announces Nasdaq Delisting Notice

AACHEN, GERMANY– March 26, 2024 - Next.e.GO N.V. (NASDAQ:EGOX) (“e.GO”) today announced that on March 25, 2024 the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

In addition to the $0.10 Rule delisting notice, the Company also currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company has received a period of 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expires on June 10, 2024. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule, Nasdaq will have an additional basis for delisting the securities.

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s shares will be suspended at the opening of business on April 3, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company currently plans to appeal the Staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirements under the Nasdaq Listing Rules for continued listing on Nasdaq.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Forward-Looking Statements

This press release includes “forward-looking statements.” The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions, or strategies for the future, including those that relate to the Company’s share price and good standing with Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts

For Investors:

Timo Wamig

ir@e-go-mobile.com